EXHIBIT 99.1

North American Construction Group Ltd. Announces Regional Services Contract and Outlook for 2025

ACHESON, Alberta, Dec. 05, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced the award of an extended and amended regional services contract by a major producer in the Canadian oil sands region and an outlook for the full year of 2025 along with updated estimates for the fourth quarter of 2024.

Regional Services Contract

The extended and amended contract contemplates the provision of services across various mine sites operated by the producer. The amendment is effective January 1, 2025 with the expiry date extended to January 31, 2029 from January 31, 2027.

The agreement includes committed spend of $500 million spread over the term which is primarily related to heavy equipment rentals but also includes bulk unit rate earthwork scopes. These committed volumes are estimated to represent approximately one-third of total work expected to be performed across the various mine sites including overburden removal, reclamation, civil construction and other heavy equipment scopes.

“This is our first multi-year commitment under this agreement and we look forward to executing on our customer’s expectations and delivering safe, low-cost services. This award reaffirms our alignment with our client’s operating goals and our continued focus on efficiency and costs,” said Joe Lambert, President and CEO of NACG. “This is an important contract for us which, together with our client relationships, well maintained equipment fleet, advancing technology and focus on operational excellence, will provide ample opportunities to grow our oil sands business from the current run rate.”

“We are proud to expand our role within this partnership through this significant contract extension, which underscores our commitment to delivering exceptional value and sustainable growth in the oil sands region," said Jeff Epp, Interim Chief Executive Officer of Mikisew Group. "Our ongoing collaboration with NACG not only strengthens our ability to serve our clients with reliability and efficiency but also reinforces our dedication to supporting the economic development of the Mikisew Cree First Nation and our broader community. We look forward to advancing this partnership with a shared focus on safety, innovation, and operational excellence."

Outlook for 2025

Based on this award, the overall proforma contractual backlog of $3.6 billion and the heavy equipment fleet we own and operate, management has provided the following estimates of key measures and capital allocation for the fourth quarter 2024 and full year 2025.

	2024 Q4	Full year 2025
Key measures
Combined revenue	$350 to $375m	$1.4b to $1.6b
Adjusted EBITDA	$100m to $110m	$415m to $445m
Sustaining capital	$55m to $65m	$180m to $200m
Adjusted earnings per share	$1.00 to $1.10	$4.15 to $4.45
Free cash flow	$45m to $55m	$130m to $150m

Capital allocation
Growth spending	$30m to $40m	$45m to $55m
Net debt leverage	2.0x to 2.2x	Targeting 1.8x

Key measures

  Combined revenue and adjusted EBITDA estimates are based on existing contracts in place with the 2024 fourth quarter estimates impacted by the commencement of certain work scopes in the oil sands region being deferred into the first quarter of 2025.
  Sustaining capital estimates for the fourth quarter of 2024 reflect the front-loaded impact of maintenance costs for a stronger than expected upcoming winter season in Canada.
  Adjusted earnings per share in 2025 is based on EBITDA less existing depreciation and tax rates with interest expense expected to decrease from lower interest rates and debt levels
  Free cash flow in fourth quarter of 2024 reflects the aforementioned factors but also is being impacted by the deferral of joint venture distributions and the expectation of higher accounts receivable at year-end resulting from a projected strong December as well as the discontinuation of a supply chain finance program with a significant customer.

Capital allocation

  Growth spending in early 2025 based on continued investments in Australia required for the contracts awarded in the third quarter of 2024
  Continuation of share purchases under the existing normal-course issuer bid (NCIB) program is based on economic returns to shareholders
  Net debt target of 1.8x by end of 2025 excludes potential debenture conversion and is dependent on the achievement of key measures and activity levels within the share purchase program

“We view the upcoming year as the culmination of seven years of growth and are looking forward to a strong year of project and scope execution,” said Joe Lambert. “We have the contracted backlog in place as well as the equipment and personnel for a full twelve months of efficient and effective operations in Australia, Canada and the United States.”

About Mikisew North American Limited Partnership (MNALP)
The Company carries out heavy civil construction work in the Athabasca Oil Sands Region as a subcontractor to MNALP, a limited partnership in which the Company has a 49% interest, with the Mikisew Group of Companies (“Mikisew Group”) holding the majority 51% interest.

About Mikisew Group
Mikisew Group is the Independent Economic Development arm of the Mikisew Cree First Nation. Mikisew Group is comprised of two main operating entities and ten joint venture partnerships including MNALP. These entities service the Canadian oil sands in various capacities including heavy equipment rental, fleet maintenance, transportation, emergency response, catering services, and facilities maintenance. For more information about the Mikisew Group of Companies, visit www.mikisewgroup.com.

About NACG
NACG is one of Canada and Australia’s largest providers of heavy construction and mining services. For more than 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets.   For more information about North American Construction Group Ltd., visit www.nacg.ca.

For further information, please contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2023 and quarter ending September 30, 2024. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.